Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE CLOSING OF GE'S
INVESTMENT IN INSIGHTEC

Tel Aviv, Israel, December 9, 2012, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that on December 6, 2012, the closing of the transaction (the “Transaction”) among Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) (in which the Company holds approximately 90% of the outstanding shares of stock), InSightec Ltd. ("InSightec") (in which Elbit Medical holds approximately 64% of the outstanding shares of stock, and 52.15% on a fully diluted basis), GE Healthcare (a division of GE Company) ("GE") and certain other shareholders of InSightec (the "Other Investors", and collectively with Elbit Medical, InSightec and GE, the “Parties”), which had been announced on October 11, 2012, had occurred. At the closing, the Parties have agreed to reduce the Other Investors' investment amount to US$ 3.3 million instead of US$ 3.9 million, and to set the expiration date for Elbit Medical's option to purchase Preferred C Shares of InSightec (directly or by a third party approved by GE) on December 25, 2012.

At the closing, InSightec had also appointed Mr. James (Jim) Davis as the new Chief Executive Officer of InSightec with effect as of December 6th, 2012. Dr. Jackob (Kobi) Vortman, who has founded and managed InSightec since its establishment, will continue to serve as President and commencing as of the closing will serve also as a Chief Technology Officer of InSightec and will be responsible for R&D, Regulatory Affairs and Operations.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il